Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Navix Health, Inc.
1609 Norris Dr
Austin, TX 78704
https://navixhealth.com/

Up to $1,234,999.68 in Class A Common Stock at $0.48
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Navix Health, Inc.
Address: 1609 Norris Dr, Austin, TX 78704
State of Incorporation: DE
Date Incorporated: December 17, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 31,250 shares of Class A Common Stock
Offering Maximum: $1,234,999.68 | 2,572,916 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $200.16

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you are a previous investor, customer, friend, family or employee of Navix Health, you are eligible for additional bonus shares.

<u>Time-Based Perks</u>

Early Bird 1

Invest $2,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 6

Invest $100,000 within the first 2 weeks and receive 15% bonus shares.

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1

Invest $10,000+ between days 35 - 40 and receive 5% bonus shares.

Flash Perk 2

Invest $10,000+ between days 60 - 65 and receive 5% bonus shares.

Amount-Based Perks

Tier 1

Invest $5,000+ and receive Branded Merchandise (hat & shirt) + 2% bonus shares.

Tier 2

Invest $10,000+ and receive 1 on 1 call + 4% bonus shares.

Tier 3

Invest $25,000+ and receive an invitation to an annual meeting in Orange County + 6% bonus shares.

Tier 4

Invest $100,000+ and receive an invitation to a private dinner with the CEO +Founders + 8% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Navix Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.48 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Navix Health, Inc. ("NAVIX Health" or "NAVIX" or the "Company") is evolving the behavioral health industry with a seamless, AI-integrated platform that currently combines 3 pieces of software into one platform, improving productivity, quality, decision-making, workflows, and patient outcomes with a road map to include 7 more. Created by industry veterans to address the pain points they experienced, NAVIX is empowering healthcare providers to deliver life-changing care.

NAVIX Health believes it's revolutionizing behavioral health management with NavixAI, an AI-powered platform integrating customer relationship management (CRM), electronic medical records (EMR), and soon revenue cycle management (RCM) services. By streamlining administrative tasks, NAVIX allows professionals to focus on what's important: patient care.

Navix Hub™ is a cutting-edge platform integrating CRM, EMR, and soon RCM services with NavixAI. Our AI tools, designed to be HIPAA-compliant, can save clinicians up to 80% of their time on documentation, improve patient outcomes, and reduce clinician burnout. Built entirely in-house, Navix Hub offers a one-stop shop that is easy to use, with simple and affordable pricing. By reducing the margin of error, it allows users to cut costs and enhance service quality. While most of the behavioral health industry lags behind, NAVIX believes it's leading with adaptable workflows, actionable insights, and streamlined revenue cycle management.

Navix Health, Inc. was incorporated as a Delaware Corporation on December 17th, 2021.

CEO of multiple companies

The CEO of Navix Health, Jason Brumback, is also the CEO of another company he founded, Resurface LLC (The Resurface Group), and currently splits his time between the two roles. Mr. Brumback spends approximately 3 hours a week on administrative meetings related to Resurface and spends over 95% of his time on Navix Health. Although developing Navix Health, Mr. Brumback receives his primary compensation from his role with Resurface. Navix Health has acquired all of its Intellectual Property from Resurface Group, and Mr. Brumback is individually a majority shareholder and Resurface Group is a minority shareholder of Navix Health. At this time, Mr. Brumback does not plan to transition full-time to Navix Health and currently does not take compensation until Navix Health achieves approximately $5,000 in monthly revenue. See the Risk Factor section for further information on how this may affect your investment.

The Company's use of IP

The Company was granted a 20-year, non-exclusive, worldwide, non-transferable, royalty-bearing license in 2022 from Lifetrack Medical Systems Private Ltd. ("Lifetrack") to six Patents granted to Lifetrack by the USPTO. Under the patent license, the Company shall pay royalties to Lifetrack of 1% of Net Income from the date of execution of this Agreement; 0.75% of Net Income when Net Income Exceeds $3,000,000; and 0.5% of Net Income when Net Income Exceeds $5,000,000.

Competitors and Industry

Industry

The market for digital health, telehealth, and health management solutions is rapidly growing, driven by advances in technology, increased demand for remote healthcare services, and a focus on cost-effective health management. Here are some key statistics and insights about the market and industry landscape in which Navix Health operates:

Market Size and Growth

1. Digital Health Market Size:

• The global digital health market was valued at approximately $145.8 billion in 2020 and is expected to reach around $549.7 billion by 2028, growing at a CAGR of 25.0% from 2023 to 2028 .

• Another source projects the market to reach $946.0 billion by 2030, with a CAGR of 21.9% from 2024 to 2030 .

Sources:

- https://www.grandviewresearch.com/industry-analysis/digital-health-market

- https://www.marketsandmarkets.com/Market-Reports/digital-health-market-45458752.html

- https://www.grandviewresearch.com/press-release/global-digital-health-market

- https://www.alliedmarketresearch.com/digital-health-market-A10934

Competitors

Navix Health operates in the healthcare industry, focusing on health management and technology solutions. Competitors to Navix Health could include companies in health technology, digital health management, and telehealth services. Some notable competitors might be:

1. Kipu Health - A leading provider of EMR services.

2. Simple Practice - A company offering EMR solutions for therapy and psychiatry.

3. Livongo (now part of Teladoc Health) - Focuses on managing chronic conditions with digital health solutions.

4. Lightingstep technolgies - Provides CRM, EMR and RCM services for non-emergency medical issues, behavioral health.

5. Aleva - Specializes in EMR and RCM for the behavoral health field.

6. Best Notes - A company offering EMr for the behavoral health field.

7. Autonotes - A platform for AiAnote taking for behavioral health field

8. One Medical - Offers primary care services with a focus on seamless digital and in-person care.

9. Doctor on Demand - Provides virtual care services, including primary care, mental health, and chronic care management.

10. Cerner Corporation - A supplier of health information technology solutions, services, devices, and hardware.

Current Stage and Roadmap

Current Stage

NAVIX Health's current development stage is released for commercial use. Navix addresses a rapidly growing behavioral health market, valued at $79.99 billion, with significant federal investment. Our facility version targets 32,000 facilities, while our pro version and NavixAI has a potential 734,000 users. Since our soft launch in June 2023, we've raised $100,000 in a friends and family round, fully launched with 12 enterprise customers, 20 pro users, and 42 NavixAI users, achieving $15,000 in monthly recurring revenue (MRR).

Roadmap

We're focusing on building an AI-driven RCM to complete our ecosystem, reducing labor costs and serving customers end-to-end. Additionally, our Navix Scribe app is expected to launch in July or August will allow doctors and therapists to easily record sessions. With these innovative AI features, strategic partnerships like SOBRsafe and R1 Learning, and a future-proof product roadmap, we feel that we're positioned very well within the dynamic and rapidly evolving market.

1. Product Launches

Navix Scribe App:

• Planned Launch Date: July or August 2024

• Description: This app is intended to enable doctors and therapists to easily record sessions, streamlining documentation and enhancing patient care.

• Milestones:

• Q1 2024: Initial launch and user onboarding.

• Q2 2024: Collect user feedback and release first update.

2. Navix Developer marketplace

• Expected Launch date Q4 2024

• Description: Navix Marketplace is being designed to allow developers to build apps and integrate into Navix to better serve customers' needs.

3.. Expanding Distribution Channels

Strategic Partnerships:

• SOBRsafe:

• Objective: Enhance safety and compliance in healthcare environments.

• Milestones: Integrate SOBRsafe's solutions into our ecosystem by Q4 2024.

• R1 Learning:

• Objective: Integrate advanced learning and development solutions.

• Milestones: plan to fully integrate R1 Learning's solutions by Q4 2024.

4. Marketing Efforts

• Increased Marketing Campaigns:

• Channels: Leveraging digital marketing strategies through social media, industry webinars, and partnerships with healthcare influencers.

• Milestones:

• Q3 2024: Launch targeted marketing campaigns to promote Navix Scribe.

• Q4 2024: Expand marketing efforts to include broader outreach for our AI-driven EMR system for behavioral health facilities.

5. Major Development Works

• AI-driven Revenue Cycle Management (RCM) System:

• Development Timeline:

• Q3 2024: Begin development and initial testing.

• Q2 2025: Pilot implementation with select clients.

• Q4 2025: Full-scale deployment and continuous

• Objective: Reduce labor costs and enhance end-to-end customer service by streamlining billing, payments, and revenue processes.

Navix Interact aims to revolutionize behavioral healthcare through real-time data analysis, AI-driven insights, and a multi-modal input interface within EMR.

Q2 2024 Development expected to begin

Q1 2025 Expected beta deployment

Q4 production release

• Objective: Reduce labor costs and enhance end-to-end customer service by streamlining billing, payments, and revenue processes.

The Team

Officers and Directors

Name: Jason Brumback

Jason Brumback's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, and Director
  Dates of Service: December, 2022 - Present
  Responsibilities: Jason is the Founder, Chief Executive Officer, and Director. Jason is compensated with 4,465,830 million shares that vest over 5 years but currently does not receive salary compensation for this role and spends 95% of his work with Navix.

Other business experience in the past three years:

- Employer: Resurface Group
  Title: CEO
  Dates of Service: March, 2017 - Present
  Responsibilities: Founder and CEO requiring 5% of Jason's working time.

Name: Kristen Smith

Kristen Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: Marketing, creative, and messaging. Kristen currently receives a monthly salary compensation of $5,750 for this role.

Other business experience in the past three years:

- Employer: Resurface Group
  Title: Director of Communications
  Dates of Service: March, 2022 - March, 2023
  Responsibilities: Kristen helped with systems, marketing, and admissions.

Other business experience in the past three years:

- Employer: Magnolia Wellness
  Title: Contract Marketing
  Dates of Service: October, 2021 - March, 2022
  Responsibilities: Marketing for social media, emails, and events

Name: Colin Ross Christie

Colin Ross Christie's current primary role is with Medcode, Inc.. Colin Ross Christie currently services 4 to 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer and Director
  Dates of Service: December, 2021 - Present
  Responsibilities: As Chairman of the Board involved in corporate governance. As CTO, direct the software engineering and IT functions of the company. Colin does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Medcode, Inc.
  Title: Chairman & Managing Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Corporate governance and executive management

Name: Megan Weaver

Megan Weaver's current primary role is with Complete Compliance Consulting. Megan Weaver currently services 20-25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President and Chief Product Officer
  Dates of Service: December, 2021 - Present
  Responsibilities: As Vice President and Chief Product Officer at Navix Health, I oversee the strategic direction and development of the company's products, ensuring they align with market needs and company objectives while driving innovation and growth. Megan does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Complete Compliance Consulting
  Title: CEO/Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: I provide behavioral healthcare consulting services to new and existing facilities providing substance use and mental healthcare services across the United States.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Navix Health was formed on 12/17/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Navix Health has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Customer Acquisition
High customer acquisition costs or low retention rates can be concerning.

Market Acceptance: How readily will the market adopt your product?
Healthcare markets can be slow to change due to regulatory and institutional inertia.

The Chief Executive Officer does not currently receive a salary for his role with the Company and is the CEO of another business.
Navix Health, Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO (Jason Brumback) does not currently receive a salary for his work. Although he has been and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of approximately $5,000 per month once the Company achieves roughly $5,000 in consistent monthly revenue.

The Chief Executive Officer currently splits time between working for Navix Health and another company
The CEO of Navix Health, Inc. (Jason Brumback) currently splits his working time between managing Resurface Group LLC and Navix Health. Mr. Brumback manages the day-to-day operations and is the decisionmaker for Navix Health and is involved mainly in executive team meetings for Resurface Group LLC, relying on others for day-to-day management. Although he does, and intends to continue to, devote the majority of his time to Navix Health, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The Company has Convertible Securities outstanding that may be triggered by the launch of the offering and may convert while the offering is live.
The Company has Convertible Notes currently outstanding for $48,877.72. The conversion triggers for these convertible notes are a Qualified Financing of at least $1,500,000, which then gives the note holders the option to either convert into Class A Common Stock shares or be repaid. This means that this convertible note may convert to Class A Common Stock shares of the Company and there is a potential for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the notes and the Dilution notification section.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Jason Robert Brumback</td><td>6,559,671</td><td>Class A Common Stock</td><td rowspan="2">69.9%</td></tr>
<tr><td>Jason Robert Brumback</td><td>1,000,000</td><td>Class B Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,572,916 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 24,000,000 with a total of 14,677,699 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Ten votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Notes

The security will convert into Class a common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $48,877.72
Maturity Date: January 14, 2028
Interest Rate: 4.7%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing of $1,500,000 - see Material Rights below

Material Rights

The convertible notes have a preference to be paid back first.

Qualified Financing means the issue of shares of the Company of at least $1,500,000.

Conversion Event means:

- (i) In the event of a Qualified Financing, the note holders shall have the option to either convert into shares of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price or apply for repayment
- (ii) Upon request of the Lender, following expiry of the term.

Conversion Price means:

- (i) with respect to a conversion following a Qualified Financing, the price paid per Share in the Qualified Financing multiplied by the result of 1 minus the Discount Rate.
- (ii) with respect to a conversion on or after the Maturity Date, the last price paid per Share at the end of the 12 months prior to the Maturity Date, multiplied by the Discount Rate.

Please see the Risk Factors section of the offering materials for how these notes outstanding may affect your investment.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, or by the conversion of the current convertible notes outstanding totaling $48,877.72), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,379,650.77
  Number of Securities Sold: 3,148,768
  Use of proceeds: Development
  Date: May 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note

Final amount sold: $45,000.00
Use of proceeds: Product development.
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Founder super voting shares
  Date: January 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $28,210, higher compared to the fiscal year 2022 revenue of $4,900. As a result of beginning to offer beta versions of our products in 2023, our sales increased compared to our first year in business in 2022.

Cost of Sales

Cost of Sales in 2023 was $0, consistent with $0 in 2022. We did not incur any cost of sales in either year as all expenditures related to the development of our product are being capitalized.

Gross Margins

2023 gross profit increased by $23,310 over 2022 as we began to offer beta versions of our products. Gross margins as a percentage of revenues remained constant as costs of sales remained at $0.

Expenses

The Company's expenses consist of, among other things, compensation, advertising and marketing, business licenses and fees, legal and professional fees, travel and software and subscriptions. Expenses in 2023 increased by $183,582 compared to 2022. Approximately $60,000 of this increase was due to increased advertising and marketing expenses. As the Company began offering beta versions of our product, advertising and marketing efforts were increased in 2023 compared to 2022. Multiple marketing conferences were attended, and additional marketers were contracted.

Historical results and cash flows:

The Company is currently in the go-to-market stage and initial revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the product is past beta and is in full production which we can now begin to on-board our pipeline to expect to see revenue to grow extensively in 2024. Past cash was primarily generated through the founder's investment. Our goal is to finish the year with $72,000 in MR by December of 2024. Navix's historical cash flows do not represent anticipated numbers in the future due to the product being built and the foundation of the product being built so we can onboard customers and fully implement our business model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of line of credit of $100,000. Jason Brumback (founder) will continue to contribute on a monthly basis to meet Navix expenses. Navix Cash on hand is $152,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support sales and growth of the company and continue product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $45,000 for expenses related to Development, sales team, marketing and customer support.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $65,000 for expenses related to Development, sales team, marketing and customer support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: American Express
  Amount Owed: $38,158.00
  Interest Rate: 16.75%
  CEO Jason Brumback is the personal guarantor

- Creditor: American Express
  Amount Owed: $20,401.00
  Interest Rate: 9.99%
  Maturity Date: December 16, 2024
  CEO Jason Brumback is the personal guarantor

- Creditor: SIBOL PTE Ltd
  Amount Owed: $24,441.02
  Interest Rate: 4.7%
  Maturity Date: January 14, 2028
  In the event of a Qualified Financing, the note holders shall have the option to either convert into shares of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price or apply for repayment. The convertible notes may be converted into the number of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price. See the Company Securities and Dilution sections of the offering materials for further information on how this may affect your investment.

- Creditor: Robert Ceramidas
  Amount Owed: $24,436.70
  Interest Rate: 4.7%
  Maturity Date: January 05, 2028
  In the event of a Qualified Financing, the note holders shall have the option to either convert into shares of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price or apply

for repayment. The convertible notes may be converted into the number of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price. See the Company Securities and Dilution sections of the offering materials for further information on how this may affect your investment.

Related Party Transactions

- Name of Person: Jason Brumback
  Relationship to Company: 20%+ Owner, Director, and CEO
  Nature / amount of interest in the transaction: Convertible note
  Material Terms: On January 18, 2022, the company issued a convertible note for $22,500 to Jason Robert Brumback, the major shareholder and CEO. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note, including interest, was $24,887 and $22,955, respectively.

- Name of Entity: Resurface LLC
  Names of 20% owners: Jason Brumback
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: In 2024, the loan in the amount of $30,048 from Resurface Group (50% owned by Jason Robert Brumback) was converted into 240,297 shares of common stock class A.

Valuation

Pre-Money Valuation: $7,525,295.52

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (15,677,699 shares) includes 15,677,699 shares issued and 1,000,000 shares issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.68, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Development and Testing
  43.5%
  We will use 43.5% of the funds raised for product development and testing.

- Company Employment
  40.0%
  We will use 40% of the funds to hire key personnel for daily operations, including Sales and Marketing and customer service. Wages to be commensurate with training, experience, and position.

- Marketing
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the Market Targeting, conferences.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://navixhealth.com/ (navixhealth.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/navixhealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Navix Health, Inc.

[See attached]

NAVIX HEALTH, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

SET APART AC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Navix Health, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of Navix Health, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statement of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 20, 2024
Los Angeles, California

NAVIX HEALTH, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	179,870	$	110,678
Total Current Assets		**179,870**		**110,678**
Intangible Assets		648,746		304,286
Total Assets	**$**	**828,616**	**$**	**414,964**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	34,541	$	-
Line of Credit		34,071		-
Other Current Liabilities		189,902		83,659
Convertible Note		90,000		90,000
Accrued Interest on Convertible Notes		7,063		1,819
Total Current Liabilities		**355,577**		**175,478**
Total Liabilities		**355,577**		**175,478**
STOCKHOLDERS EQUITY				
Common Stock Class A		129		32
Common Stock Class B		10		3
Subscription Receivable		(30,000)		-
Additional Paid in Capital		1,080,635		450,508
Accumulated Deficit		(577,735)		(211,057)
Total Stockholders' Equity		**473,039**		**239,486**
Total Liabilities and Stockholders' Equity	**$**	**828,616**	**$**	**414,964**

See accompanying notes to financial statements.

NAVIX HEALTH, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	28,210	$	4,900
Cost of Goods Sold		-		-
Gross profit		28,210		4,900
Operating expenses				
General and Administrative		325,064		202,635
Sales and Marketing		72,670		11,517
Total operating expenses		397,734		214,152
Operating Loss		(369,524)		(209,252)
Interest Expense		-		1,875
Other Loss/(Income)		(2,846)		(70)
Loss before provision for income taxes		(366,678)		(211,057)
Provision/(Benefit) for income taxes		-		-
Net Loss	**$**	**(366,678)**	**$**	**(211,057)**

See accompanying notes to financial statements.

NAVIX HEALTH, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed Stock Shares	Series Seed Stock Amount	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Balance—December 31, 2021	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Stock	3,231,501	32	250,000	3	450,508			**450,543**
Net Loss	-	-	-	-	-	-	(211,057)	**(211,057)**
Balance—December 31, 2022	3,231,501	$ 32	250,000	$ 3	$ 450,508	$ -	$ (211,057)	**$ 239,486**
Issuance of Stock	9,621,086	96	750,000	7.00	630,127	(30,000)	-	**600,230**
Net Loss	-	-	-	-	-	-	(366,678)	**(366,678)**
Balance—December 31, 2023	**12,852,587**	**$ 129**	**1,000,000**	**$ 10**	**$ 1,080,635**	**$ (30,000)**	**$ (577,735)**	**$ 473,039**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (366,678)	$ (211,057)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization Expense	46,339	-
Changes In Operating Assets And Liabilities:		
Credit Cards	34,541	-
Accrued Interest on Convertible Notes	5,244	1,819
Other Current Liabilities	106,243	83,659
Net Cash Used In Operating Activities	**(174,310)**	**(125,579)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(390,799)	(304,286)
Net Cash Used In Investing Activities	**(390,799)**	**(304,286)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	600,230	450,543
Net Borrowings on Line of Credit	34,071	-
Borrowing on Convertible Notes	-	90,000
Net Cash Provided by Financing Activities	**634,301**	**540,543**
Change in Cash and Cash Equivalents	69,192	110,678
Cash—Beginning of the Year	110,678	-
Cash—End of the Year	**$ 179,870**	**$ 110,678**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 1,875

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Navix Health, Inc. was incorporated on December 17, 2021, in the state of Delaware. The financial statements of Navix Health, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

The company provides a fully unified platform for behavioral health software powered by NavixAI, so professionals can devote less time and energy to patient admissions and marketing, clinical documentation, claims management and billing (coming Q4) and instead focus their resources on what matters most: the patient. Combining CRM (customer relationship management), EMR (electronic medical records), RCM (revenue cycle management) and NavixAI (artificial intelligence) services into one seamless platform, Navix Hub™ empowers professionals to devote their time, energy and resources to providing the highest level of patient care possible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets capitalize software development costs which are amortized on a straight-line basis over their estimated useful lives, which is 15 years.

Income Taxes

Navix Health, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 20, 2024, which is the date the financial statements were issued.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when services are provided to the customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,		**2023**		**2022**
Deferred Compensation		189,902		83,659
Total Other Current Liabilities	**$**	**189,902**	**$**	**83,659**

4. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,		**2023**		**2022**
Navix Hub Development Software Costs	$	695,085	$	304,286
Intangible assets, at cost		**695,085**		**304,286**
Accumulated amortization		(46,339)		-
Intangible assets, Net	**$**	**648,746**	**$**	**304,286**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 was in the amount of $46,339 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets in the future periods as follows:

For the Year Ended December 31,	Amortization Expense
2024	$ 46,339
2025	46,339
2026	46,339
2027	46,339
Thereafter	463,390
Total	**$ 648,746**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 24,000,000 shares of common shares class A at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 12,852,587 and 3,231,501 shares were issued and outstanding, respectively.

Common Stock Class B

The Company is authorized to issue 1,000,000 shares of common shares class B at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 1,000,000 and 250,000 shares were issued and outstanding, respectively.

6. DEBT

Line of Credit

The Company has a line of credit from American Express that allows borrowings up to $40,400. Interest on the outstanding balance is payable monthly at the annual percentage rate of 16.75%. As of December 31, 2023, and 2022, the Company withdrew $34,071 and $0, respectively, on the line of credit.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 22,500	Applicable Federal Rates (AFRs)	01/18/2022	09/30/2022	$ 22,500	$ -	$ 22,500	$ 22,500	$ -	$ 22,500
2022 Convertible Note	22,500	Applicable Federal Rates (AFRs)	01/18/2022	12/31/2022	22,500	-	22,500	22,500	-	22,500
2022 Convertible Note	22,500	Applicable Federal Rates (AFRs)	01/18/2022	12/31/2022	22,500	-	22,500	22,500	-	22,500
2022 Convertible Note	22,500	Applicable Federal Rates (AFRs)	01/18/2022	12/31/2022	22,500	-	22,500	22,500	-	22,500
Total					$ 90,000	$ -	$ 90,000	$ 90,000	$ -	$ 90,000

The convertible notes shall be converted into the number of Class A Common Stock equal to the result obtained by dividing the Loan Balance by the applicable Conversion Price. Conversion Price means: (i) with respect to a conversion following a Qualified Financing, the price paid per Share in the Qualified Financing multiplied by the result of 1 minus the Discount. (ii) The last price paid per Share at the end of the 12 months prior to the Maturity Date, multiplied by the result of 1 minus the Discount. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (109,417)	$ (62,979)
Valuation Allowance	109,417	62,979
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (172,396)	$ (62,979)
Valuation Allowance	172,396	62,979
Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $577,734, and the Company had state net operating loss ("NOL") carryforwards of approximately $577,734. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

On January 18, 2022, the company issued a convertible note for $22,500 to Jason Robert Brumback, the major shareholder and CEO. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note, including interest, was $24,887 and $22,955, respectively.

In 2024, the loan in the amount of $30,048 from Resurface Group (50% owned by Jason Robert Brumback) was converted into 240,297 shares of common stock class A.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 20, 2024, which is the date the financial statements were available to be issued.

On March 15, 2024, two convertible notes issued in 2022, totaling $45,000, were converted into 128,807 shares of Class A common stock.

On March 20, 2024, the Company repurchased 18,000 shares.

In April 2024, 759,703 shares of Class A common stock were issued in exchange for $95,000.

In 2024, the loan in the amount of $30,048 from Resurface Group was converted into 240,297 shares of common stock class A.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $369,524, an operating cash flow loss of $174,310 and liquid assets in cash of $179,870, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Seamless Behavioral Health Solutions

NAVIX Health is evolving the behavioral health industry with a seamless, AI-integrated platform that currently combines 3 pieces of software into one platform, improving productivity, quality, decision-making, workflows, and patient outcomes with a road map t...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NAVIX HEALTH
AI-Powered, Seamless Management Software for Behavioral Health

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.48 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$200.16	$7.53M

REASONS TO INVEST

- NAVIX is transforming behavioral health management with an AI-powered extensive platform. Our AI tools, designed to be HIPAA-compliant, can save clinicians up to 80% of their time on documentation, improving patient outcomes and reducing burnout.
- The behavioral health market was valued at $79.99B (2022) and is growing rapidly. Since our soft launch in June 2023, we've raised $1.3m, secured 12 enterprise customers, and achieved $15K in MRR.
- Our mission-driven team, with decades of experience in behavioral health and technology, is uniquely qualified to revolutionize the industry, driving innovation and ensuring a clear roadmap.

TEAM



Jason Brumback • Founder, Chief Executive Officer, and Director

Jason Brumback sold his construction & real estate businesses to establish successful behavioral health facilities in Southern California. Through his work, he recognized the needs of the industry & developed Navix Health. He also co-founded Resurface Group, ...

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Kristen Smith • Chief Marketing Officer

Kristen has 18+ years of experience managing marketing, admissions, & communications for mental health & substance abuse facilities across the US. With a background in advertising & a degree in Business Marketing from Texas Christian ...

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Colin Christie • Chief Technology Officer and Director

Colin Christie, CTO of Navix Health Inc., brings decades of executive experience. He co-founded successful ventures like MxSecure, Inc. and Lifetrack Medical Systems Inc., securing significant funding and global expansion. Colin holds a degree in Chemical ...

Read More

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THE PITCH

Seamless Management Software for Behavioral Health, Powered by AI


Management Software for Behavioral Health
Navix Health's seamless platform, powered by NavixAI, transforms how you manage your behavioral health program or private practice.

We believe we are revolutionizing behavioral health management with NavixAI, an AI-powered platform integrating customer relationship management (CRM), electronic medical records (EMR), and soon revenue cycle management (RCM) services. By streamlining administrative tasks, NAVIX allows professionals to focus on what's important: patient care.

Our innovative software is designed to be HIPAA-compliant and ensures seamless data flow, **empowering providers** and **evolving the industry** with a platform that was built to support life-changing work.

THE PROBLEM & OUR SOLUTION

Next Generation Patient Care

The behavioral health industry struggles with disconnected, siloed, and rigid software platforms that are hard to use and expensive. This results in poor analytics, inefficient workflows, frustrated staff, escalating costs, and subpar client outcomes.

NAVIX Health aims to address these challenges with our mission to transform behavioral healthcare through innovative technology and data-driven solutions.


Experience the Ultimate Ecosystem
CRM
Customer relationship management
EMR
Electronic medical records
RCM
Revenue cycle management
NavixAI
Artificial Intelligence
NavixVOB
Estimate your revenue

*Revenue cycle management feature is slated to launch in 2025

Navix Hub™ is a cutting-edge platform integrating CRM, EMR, and soon RCM services with NavixAI. Our AI tools are designed to be HIPAA-compliant and can save clinicians up to 80% of their time on documentation, improve patient outcomes, and reduce clinician burnout. Built entirely in-house, Navix Hub offers a one-stop shop that is easy to use, with simple and affordable pricing. By reducing the margin of error, it can cut costs and enhance service quality. While most of the behavioral health industry lags behind, we believe we are leading with adaptable workflows, actionable insights, and, expected in 2025, streamlined revenue cycle management.

Introducing Navix Hub™

A seamless approach to behavioral health software. Our integrated platform includes:

Data-driven Decision Making

Analytics. Actionable Insights. AI.

Adaptable Workflows

Flexible. Adaptable. Licensed Patents.

Revenue Cycle Management

Integrated and Streamlined RCM. Reduced Denials.

Artificial Intelligence

Saving clinicians at least 50% of their time with documentation tools.

*Revenue cycle management feature is slated to launch in 2025

OUR LEADERSHIP

Meet the Visionaries: NAVIX Health's Expert Leadership Team



Jason Brumback

President & CEO

8 years in Behavioral Health.
Founder, Resurface Group.



Colin Christie

Chairman & CTO

22 years in Health Tech
Experienced Founder / CEO.



Megan Weaver BA, SHRM-CP

VP & Chief Product Officer

17 years in Behavioral Health
Founder, Complete
Compliance Consulting.



Kristen Smith

Chief Marketing Officer

19 years in Behavioral Health.
Experienced in marketing,
admissions and communications.

Our leadership team has extensive experience and a deep passion for behavioral health, ensuring they truly understand and address the industry's pain points. Jason Brumback, President & CEO, has 9 years in behavioral health and previously founded Resurface Group, a company dedicated to innovative treatment solutions. Colin Christie, Chairman & CTO, brings 23 years in health tech and leadership experience from founding several successful startups in Manila. Megan Weaver, VP & Chief Product Officer, has 18 years in the field and founded Complete Compliance Consulting, specializing in regulatory and compliance solutions. Kristen Smith, Chief Marketing Officer, leverages 20 years in marketing, admissions, and communications, with a track record of boosting growth for behavioral health organizations.

Together, our diverse and accomplished team is perfectly equipped to lead NAVIX Health into its next phase of growth and adapt to industry changes.

THE MARKET & OUR TRACTION

Lead the AI Revolution in Behavioral Health

$79.9 Billion

Behavioral Health Market Value

Since our soft launch in June

- $15K MRR
- 12 Enterprise Customers
- 42 NavixAI Users
- 20 Pro Users

NAVIX Health addresses a rapidly growing behavioral health market, valued at **$79.9 billion**, with significant federal investment. Our facility version targets **32,000 facilities**, while our pro version and NavixAI has a potential **750,000 users each**. Since our soft launch in June 2023, we've raised $100,000 in a friends and family round, fully launched with 12 enterprise customers, 20 pro users, and 42 NavixAI users, achieving $15,000 in monthly recurring revenue (MRR).

We're focusing on building an AI-driven RCM to complete our ecosystem, reducing labor costs and serving customers end-to-end. Additionally, our Navix Scribe app is expected to launch in July and will allow doctors and therapists to easily record sessions. With these innovative AI features, strategic partnerships like SOBRsafe and R1 Learning, and a future-proof product roadmap, we feel that we're positioned very well within the dynamic and rapidly evolving market.


NAVIX HEALTH
We are Innovating Behavioral Health

ABOUT

HEADQUARTERS
1609 Norris Dr
Austin, TX 78704

WEBSITE
View Site

NAVIX Health is evolving the behavioral health industry with a seamless, AI-integrated platform that currently combines 3 pieces of software into one platform, improving productivity, quality, decision-making, workflows, and patient outcomes with a road map to include 7 more. Created by industry veterans to address the pain points they experienced, NAVIX is empowering healthcare providers to deliver life-changing care.

TERMS

Navix Health

Overview

PRICE PER SHARE
$0.48

VALUATION
$7.53M

DEADLINE
Jun. 26, 2024 at 7:32 PM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$200.16

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.68

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
31,250

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
2,572,916

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor, customer, friend, family or employee of Navix Health, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $2,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 6

Invest $100,000 within the first 2 weeks and receive 15% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $10,000+ between days 35 - 40 and receive 5% bonus shares.

Flash Perk 2

Invest $10,000+ between days 60 - 65 and receive 5% bonus shares.

Amount-Based Perks

Tier 1

Invest $5,000+ and receive Branded Merchandise (hat & shirt) + 2% bonus shares.

Tier 2

Invest $10,000+ and receive 1 on 1 call + 4% bonus shares.

Tier 3

Invest $25,000+ and receive an invitation to an annual meeting in Orange County + 6% bonus shares.

Tier 4

Invest $100,000+ and receive an invitation to a private dinner with the CEO +Founders + 8% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Navix Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.48 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade may not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jason: Over the last 18 months, investors have funneled billions into generative AI.

Yet when it comes to behavioral health—a $79 billion industry where AI could literally help save lives—this technology has yet to be integrated significantly into the daily workflows of clinicians and administrators.

At Navix Health, we see this as a massive untapped opportunity while making a profound impact on mental health care—

A field in which providers and patients are in dire need of change to drive better outcomes.

I'm Jason Brumback, founder and CEO of Navix Health.

As a behavioral health provider, I've helped patients tackle addiction, disorders, and trauma. But I've also spent countless hours off the clock taking notes, writing reports, and scheduling appointments instead of doing what I love—connecting with patients.

Then, as the CEO of several behavioral healthcare companies, I experienced the frustration of juggling 7, 8, sometimes 9 different expensive software programs just to manage the care of a single patient. Patient intake, medical records, billing, appointments, labs, treatment plans, HR, customer support—each program living in its own disconnected, outdated silo.

I realized my companies were just a few of tens of thousands of facilities dealing with the same fragmented systems that were causing burnout and undermining quality care.

That's why I created Navix Hub—so therapists and clinicians could spend less time clicking through software and more time focusing on patients. We believe Navix Hub is the first proprietary, AI-powered software platform made specifically for behavioral health, in an industry that hasn't seen technological innovation in a decade.

Whether a large treatment facility, or a solo practitioner, logging in grants users instant access to schedules, patient records, customer relation management, onboarding, email campaigns, medication management, analytics, and more, all in one place.

And while in a session, our proprietary and HIPAA-Compliant AI assistant transcribes notes in real-time, highlighting key information, and writing mandatory reports - saving clinicians up to 80% of time spent on documentation, so they can focus their energy on patients, where it's really needed.

Navix Hub also delivers data-driven patient and business insights, and even recommends billing codes, which helps therapists get paid faster by insurance companies while simultaneously developing more effective treatment plans.

Sample therapist testimonial: "Navix is a lifesaver. It gave me back a few hours each day to really connect with my patients. Now, I can fully focus on them, and avoid burnout."

Sample facility-leader testimonial:"My facility has seen a significant improvement in efficiency. Navix's comprehensive platform has allowed us to glean business insights to grow and improve our business that we've never had access to before."

Jason: Since rolling out our pilot program across 4 states last fall, we've been able to perfect our product's features. Now we're ready to grow in aiding the tens of thousands of facilities across the country. But in order to get there, we need your help.

In 2024, we aim to scale with a full commercial launch by adding team members, and continuing development of our RCM product feature. The RCM integration will add capabilities like payment management and benefit verification to our platform - all to maximize the value we deliver to our customers and their patients.

Workflows streamlined. Therapists empowered. Lives transformed. That's the promise of Navix Health. Invest today.

<u>2nd campaign video</u>

No audio, but words appearing visually on screen:

Are tired of tedious and time consuming documentation?

Introducing AI tools for therapists

Navix Health

that will automatically restructures your notes to your wanted outcome, providing valuable insights and data!

With our innovative technology, now streamline your documentation process

Free up more time to focus on your clients!

Say goodbye to manual note-taking and hello to more efficient and effective therapy with our AI tools.

Try them out today, and experience the difference for yourself!

Navix Health

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NAVIX HEALTH, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Navix Health, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Navix Health, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 17, 2021.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

1 : The name of this corporation is Navix Health, Inc. (the "**Corporation**").

2 : The address of the registered office of the Corporation in the State of Delaware is 919 North Market Street, Suite 950, in the City of Wilmington, County of New Castle County. The name of its registered agent at such address is InCorp Services, Inc.

3 : The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4 : The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 25,000,000. The Corporation has one class of stock, referred to as Common Stock. The class of Common Stock shall be subdivided into two series consisting of 24,000,000 shares designated as Class A Common Stock, (the "**Class A Common Stock**"), and 1,000,000 shares designated as Class B Common Stock (the "**Class B Common Stock**"). For the avoidance of doubt, the Class A Common Stock and the Class B Common Stock are separate series within the class of Common Stock, and not separate classes of stock.

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as

of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings) and the holders of the Class B Common Stock shall be entitled to ten votes for each share of Class B Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5 : Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6 : Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

7 : Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8 : Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9 : To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

10 :The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a

director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any

person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

11 : Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

12 : If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

13 : For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California

Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

14 :That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

15 :That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on June 12, 2024.

By:______________________________
Jason Brumback, Chief Executive Officer